

WOODSIDE


24 March 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington   DC   20549
United States of America

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose a copy of the following Stock Exchange Releases which has/have recently been filed with the Australian Stock Exchange ("ASX") in relation to:

• CSFB Asian Investment Conference, lodged with the Australian Stock Exchange on 24 March 2004.

It would be greatly appreciated if you could return by fax (+61 8 9214 2728) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Compliance Officer

WOODSIDE PETROLEUM LTD.
A.B.N. - 55 004 898 962
Registered Office: No.1 Adelaide Terrace, Perth, Western Australia, 6000
Box D188 G.P.O. Perth, Western Australia, 6840. Telephone: (08) 9348 4000 Facsimile: (08) 9325 8178

1954 2004

Commitment to Growth

ASX ANNOUNCEMENT
(ASX: WPL)

WEDNESDAY, 24 MARCH 2004
10.00AM (WST)



Commitment to Growth



MEDIA
ROB MILLHOUSE
W: + 61 8 9348 4281
M: + 61 419 588 166
E: rob.millhouse@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

CSFB ASIAN INVESTMENT CONFERENCE

Woodside's Chief Financial Officer, Doug Bailey will be giving a presentation to the CSFB Asian Investment Conference in Hong Kong today and tomorrow. A copy of the presentation will be posted on Woodside's website (www.woodside.com.au) at the 'Investor Information Centre' under Presentations / Speeches / Publications.